STATEMENT OF QUALIFICATIONS

     I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

     1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

     2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

     3. I personally conducted fieldwork on the Rock Creek prospect between 2000 and 2001 and have been engaged by NovaGold Resources and TNR Resources Ltd. to complete this report and make recommendations for future work in the area.

     4. I do not own any interest in the properties which comprise the Rock Creek prospect nor do I own any other interest in any company or entity that owns or controls an interest in the properties which comprise the Rock Creek prospect, and I am therefore independent of NovaGold Resources Inc. and TNR Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

     5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

     6. I am a Qualified Person for purposes of National Instrument 43-101. I have read and understand the terms of National Instrument 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101.

     7. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that whose omission to disclose would make this report misleading.

     8. I approve of this report being used for any lawful purpose as may be required by NovaGold Resources, TNR Resources and their respective affiliates.

DATED in Fairbanks, Alaska this 16th day of April 2002.

/s/ Curtis J. Freeman Curtis J. Freeman, BA, MS, CPG#6901, AA#159

Information contained in this report has been compiled with the permission of NovaGold Resources Inc. and TNR Resources Ltd. from sources believed to be reliable however, the accuracy and completeness of data herein cannot be guaranteed. Neither Avalon Development nor NovaGold Resources or TNR Resources assumes responsibility for errors or omissions. This report is not a solicitation to either buy or sell interests or securities in any corporation and has been neither approved nor disapproved by any U.S. or Canadian stock exchange.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net